SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number

001-40554

Eco Wave Power Global AB (publ)

(Translation of registrant’s name into English)

52 Derech Menachem Begin St.

Tel Aviv – Yafo, Israel 6713701

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

CONTENTS

On June 30, 2025, Eco Wave Power Global AB (publ) (the “Company”) published a bulletin (the “Bulletin”) announcing the results of its annual general meeting for 2024 (the “Annual General Meeting”), a copy of which is furnished as Exhibit 99.1. The Company’s shareholders also approved the Company’s amended Articles of Association at the Annual General Meeting, a copy of which is furnished as Exhibit 99.2.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-275728 and 333-282101) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Bulletin from the Annual General Meeting of Eco Wave Power Global AB (publ) held on June 30, 2025.
99.2	Articles of Association of Eco Wave Power Global AB (publ), as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eco Wave Power Global AB (publ)

By:	/s/ Aharon Yehuda
Aharon Yehuda
Chief Financial Officer

Date: July 1, 2025

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